Exhibit (d)(58)(i)

EQ ADVISORS TRUST

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement dated as of May 1, 2008 between AXA Equitable Life Insurance Company, a New York stock life insurance corporation (“AXA Equitable” or “Manager”) and Mellon Capital Management Corporation (f/k/a Mellon Equity Associates, LLP), a Delaware Corporation (“Adviser”).

AXA Equitable and Adviser agree to modify the Investment Advisory Agreement dated as of May 25, 2007 (“Agreement”) relating to the Portfolios of EQ Advisors Trust (“Trust”), for which the Adviser provides investment advisory services, as follows:

1. Name Changes. The names of the MarketPLUS International Core Portfolio, MarketPLUS Large Cap Growth Portfolio, MarketPLUS Large Cap Core Portfolio and MarketPLUS Mid Cap Value Portfolio are changed to EQ/International Core PLUS Portfolio, EQ/Large Cap Growth PLUS Portfolio, EQ/Large Cap Core PLUS Portfolio and EQ/Mid Cap Value PLUS Portfolio, respectively.

2. Existing Portfolios. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to the Portfolios.

3. Appendix A. Appendix A to the Agreement setting for the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		MELLON CAPITAL MANAGEMENT CORPORATION

By:	/s/ Steven M. Joenk	By:	/s/ Earl Kleckner
	Steven M. Joenk		Name:	Earl Kleckner
	Senior Vice President		Title:	Managing Director, Client Service, N.A.

APPENDIX A

TO

INVESTMENT ADVISORY AGREEMENT

The Manager shall pay the Adviser monthly compensation computed daily at an annual rate equal to the following:

Portfolios	Annual Advisory Fee Rate**
EQ/Large Cap Growth PLUS Portfolio* EQ/Large Cap Core PLUS Portfolio* EQ/Mid Cap Value PLUS Portfolio* EQ/International Core PLUS Portfolio*

U.S. domestic funds:

0.05% of each Allocated Portion’s average daily net assets up to and including $150 million; and 0.02% of each Allocated Portion’s average daily net assets in excess of $150 million and up to and including $1 billion; 0.01% thereafter

International fund:

0.05% of each Allocated Portion’s average daily net assets up to and including $150 million; and 0.02% of each Allocated Portion’s average daily net assets in excess of $150 million and up to and including $1 billion; 0.015% thereafter

*	Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “Allocated Portion.”

**	The daily advisory fee for the Portfolio is calculated by multiplying the aggregate net assets of the Portfolio at the close of the immediately preceding business day by the annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily fee applicable to each Allocated Portion’s is the portion of the daily advisory fee for the Portfolio equal to the Allocated Portion’s net assets relative to the aggregate net assets of the Portfolio, including the Allocated Portion, used in the fee calculation.